Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Name Under Which the Subsidiary Does Business
Novatel Wireless Technologies, Ltd.	Alberta, Canada
Novatel Wireless Solutions, Inc.	Delaware
Enfora, Inc.	Delaware
R.E.R. Enterprises, Inc.	Oregon	Feeney Wireless
Feeney Wireless, LLC	Oregon
DigiCore Holdings Limited	South Africa
Ctrack SA Proprietary Limited	South Africa
DigiCore Fleet Management SA Proprietary Limited	South Africa
Ctrack International Holdings Limited	United Kingdom